Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces Its Acquisition of Bond Corporation Pte. Ltd. Completed

Beijing, China – April 10, 2013 -- Hollysys Automation Technologies, Ltd. (Nasdaq: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it has successfully completed its acquisition of Bond Corporation Pte. Ltd., and its group of companies (“Bond”).

The total consideration for the acquisition is approximately US$ 73 million, with payment 50% in cash and 50% in stock. The stock will be issued to Bond shareholders in three amounts over two years based upon a mutually agreed two-year incentive program. Additional ordinary shares, as a premium on performance, will be issued to the Bond shareholders if Bond outperforms the established targets, but the premium will not exceed 15% of the total incentive shares in any case. Hollysys and Bond have agreed upon the compensation and incentives to be given to the management team of Bond to maintain the team stability after the acquisition.

Bond provides mechanical and electrical solutions with end to end capabilities in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide array of industries, including factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works in Southeast Asia. Bond has a strong market presence, close client relationships, and a highly renowned brand name recognition.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very pleased that the acquisition of Bond is now successfully completed. The seasoned and experienced management team will remain intact, and the daily operation of Bond will not be impacted by the acquisition transaction. Bond has demonstrated its penetration and implementation capability from its track record and will continue to spread its operational foot print throughout Southeast Asia with Hollysys as its backbone supporter.”

Mr. Yap Choong, Executive Director of Bond, said: “The response from our clients and employees is overwhelmingly positive. We are very happy and proud to be part of Hollysys, the leading provider of automation and control technologies and applications in China. With Hollysys’ brand name and R&D, customization and production capability, we are in a better position to generate returns to our owner and share holders.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies, Ltd.

April 10, 2013

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China, Southeast Asia and the Middle East that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993 in China, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai and India, and serves over 4,000 customers involving more than 15,000 projects in the industrial, railway, subway and nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

About Bond Corporation Pte. Ltd. and Its Group of Companies

Bond Corporation Pte. Ltd. is a holding company registered in Singapore, with subsidiaries Bond M&E Pte. Ltd. incorporated in Singapore in 1979, and Bond M&E Sdn. Bhd. and Bond M&E (K.L.) Sdn. Bhd. incorporated in Malaysia in 1983 and 1989, respectively. Bond provides complete mechanical and electrical solutions with end to end capabilities in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide array of industries, including factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works. Bond has a strong presence, brand name recognition and track record in the rapidly developing markets of Malaysia, Singapore and other countries in Southeast Asia, executed by its strong, capable and professional workforce with high-standards, quality work and on-time completion working principles. Bond enjoys a high reputation and long term working relationships with its customers. It has MS ISO 9001:2008 Quality Management Systems certification for the implementation of quality control in projects.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd.

April 10, 2013

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com